Exhibit (a)(1)(D)

Offer to Purchase for Cash

Up to 8,700,000 Shares of its Common Stock

At a Purchase Price of $23.00 Per Share

by

ENERGY PARTNERS, LTD.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL

EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 20, UNLESS

ENERGY PARTNERS, LTD. EXTENDS THE OFFER.

March 26, 2007

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Energy Partners, Ltd., a Delaware corporation (“EPL”), has appointed us to act as the dealer manager in connection with its Offer to Purchase for cash up to 8,700,000 shares of its common stock, par value $0.01 per share (the “Shares), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Energy Partners, Ltd. is inviting its stockholders to tender their Shares at $23.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

EPL will, upon the terms and subject to the conditions of the Offer, pay $23.00 per Share (the “Purchase Price”) for Shares properly tendered and not properly withdrawn pursuant to the terms of the Offer. All Shares properly tendered before the Expiration Date (as specified in Section 1 of the Offer to Purchase) and not validly withdrawn will be purchased by EPL at the Purchase Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer, including the proration provisions thereof. See Section 1 of the Offer to Purchase.

As described in the Offer to Purchase, if, at the Expiration Date, more than 8,700,000 Shares are properly tendered and not properly withdrawn, EPL will accept Shares for purchase on a pro rata basis from all stockholders who properly tender Shares.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions. See Section 6 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated March 26, 2007;

2.	Letter to Clients, which you may send to your clients for whom you hold Shares registered in your name or in the name of your nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

3.	Letter to the stockholders of EPL, dated March 26, 2007 from the Chairman of the Board and Chief Executive Officer of EPL;

4.	Letter of Transmittal, for your use and for the information of your clients, together with accompanying instructions, Substitute Form W-9, and Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

5.	Notice of Guaranteed Delivery, to be used to accept the Offer in the event that you are un-able to deliver the Share certificates, together with all other required documents, to the depositary before the Expiration Date, or if the procedure for book-entry transfer cannot be completed before the Expiration Date.

WE RECOMMEND THAT YOU CONTACT YOUR CLIENTS PROMPTLY. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 20, 2007, UNLESS EPL EXTENDS THE OFFER.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of Shares under the Offer other than fees paid to the dealer manager and the information agent, as described in the Offer to Purchase. EPL will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. EPL will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 7 of the Letter of Transmittal). No broker, dealer, bank, trust company or fiduciary shall be deemed to be either our agent or the agent of EPL, the depositary, or the information agent for purposes of the Offer.

For Shares to be properly tendered pursuant to the Offer, (1) the depositary must timely receive the Share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees or an “Agent’s Message” (as defined in the Offer to Purchase and the Letter of Transmittal) and any other documents required pursuant to the Offer, or (2) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.

Stockholders (a) whose Share certificates are not immediately available or who will be unable to deliver to the depositary the certificate(s) for the Shares being tendered and all other required documents before the Expiration Date, or (b) who cannot complete the procedures for book-entry transfer before the Expiration Date, must tender their Shares according to the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

The Board of Directors of EPL has approved the self-tender offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. The Company’s directors and executive officers have advised the Company that they may tender at least a portion of their shares in the self-tender offer.

Please address any inquiries you may have with respect to the Offer to the dealer manager, Banc of America Securities LLC, or to the information agent, MacKenzie Partners, Inc., at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

You may obtain additional copies of the enclosed material from MacKenzie Partners, Inc. by calling them at: (800) 322-2885.

Capitalized terms used but not defined herein have the meanings assigned to them in the Offer to Purchase and the Letter of Transmittal.

Very truly yours,

Banc of America Securities LLC

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AN AGENT OF EPL, THE DEALER MANAGER, THE INFORMATION AGENT, THE TRUSTEE FOR ANY EPL EMPLOYEE PLAN, OR THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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